[SunPower Corporation Letterhead]

August 3, 2007

VIA FACSIMILE AND U.S. MAIL

Mr. Kevin L. Vaughn

Securities and Exchange Commission

100 First Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re: Response to your letter dated July 12, 2007
SunPower Corporation – File No. 0-51593

Dear Mr. Vaughn:

As requested in your letter to me dated July 12, 2007, this letter summarizes SunPower Corporation’s (the “Company”) response to your comment.  We have spoken with Mr. David Burton in your office and he said that we could have until August 3, 2007 to respond to your letter.

The following are your comment and our response:

Form 8-K dated April 27, 2007

1.                                      Please refer to prior comment 3.  The revised discussion of your non-GAAP measures provided in your response does not appear to fully address our previous comment.  For each non-GAAP measure presented, you are required to provide the disclosures specified in Item 10(e)(1)(i) of regulation S-K.  Accordingly, for each non-GAAP measure, you must provide a statement disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provides useful information to investors regarding your results of operations and to the extent material, a statement disclosing the additional purposes, if any, for which you use each of the non-GAAP financial measures.  In the discussion of why the measure is useful to investors; you must discuss why investors would find it valuable in the context in which it is presented, given the excluded items.  The statements should be specific to each non-GAAP financial measure presented, the company, the nature of your business and industry, and the manner in which management assess the non-GAAP financial measure and applies it to management decisions.  Please revise future filings to comply with Item 10(e)(1)(i) of regulation S-K.  Provide us with a sample of your proposed revised disclosure.  In this regard, please also refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Mr. Kevin L. Vaughn
May 25, 2007

Response: As suggested, we have read paragraph (e)(1)(i) of Item 10 of Regulation S-K, SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.  We understand that our previous response provided a single global rationale as to why management believes presentation of all its non-GAAP measures provides useful information to investors rather than providing individual reasons why management believes each of the separate non-GAAP measures presented provides useful information to investors regarding our results of operations. Attached for your reference is Exhibit 1 which is a sample of our proposed revised non-GAAP disclosure format that we intend to include in our future earnings releases furnished on Form 8-K.

Additionally, we acknowledge that in the event that our Form 8-K dated April 26, 2007 is incorporated by reference in a 1933 Act registration statement, the staff may have additional comments and may request an amendment to the Form 8-K.

Regards,

/s/ Emmanuel Hernandez
Emmanuel Hernandez
Chief Financial Officer

cc:	Mr. Thomas H. Werner
Mr. Bruce Ledesma Esq.
SunPower Corporation

Exhibit 1,

(In thousands, except per share data)

	THREE MONTHS ENDED			SIX MONTHS ENDED		THREE MONTHS ENDED			SIX MONTHS ENDED
(In thousands, except per	Jul. 1,	Apr. 1,	Jul. 2,	Jul. 1,	Jul. 2,	Jul. 1,	Apr. 1,	Jul. 2,	Jul. 1,	Jul. 2,
share data)	2007	2007	2006	2007	2006	2007	2007	2006	2007	2006
	(Presented on a GAAP Basis)					(Presented on a non-GAAP Basis)*
Total revenue	$173,766	$142,347	$54,695	$316,113	$96,653	$174,075	$143,180	$54,695	$317,255	$96,653
Gross margin	$29,792	$32,425	$11,447	$62,217	$17,139	$39,986	$41,577	$12,856	$81,563	$19,917
Operating income (loss)	$(13,206)	$(2,457)	$3,874	$(15,663)	$3,189	$22,041	$25,465	$6,186	$47,506	$8,088
Net income (loss)	$(5,345)	$1,240	$5,384	$(4,105)	$5,639	$19,811	$23,278	$7,534	$43,089	$10,376
Net income (loss) per share:
-Basic	$(0.07)	$0.02	$0.08	$(0.06)	$0.09	$0.26	$0.32	$0.12	$0.58	$0.17
-Diluted	$(0.07)	$0.02	$0.08	$(0.06)	$0.08	$0.25	$0.29	$0.11	$0.54	$0.15

*All non-GAAP measures presented above exclude stock-based compensation expenses, amortization of intangibles, fair value adjustments to deferred revenue and in-process research and development expenses relating to purchase accounting, impairment of acquisition-related intangibles, and related tax effects.  For further details on non-GAAP financial measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information below.

About SunPower’s non-GAAP Financial Measures:

To supplement its consolidated financial results presented in accordance with GAAP, SunPower uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to stock-based compensation expenses, amortization of intangibles, fair value adjustments to deferred revenue and in-process research and development expenses relating to purchase accounting, impairment of acquisition-related intangibles, and related tax effects.  The specific non-GAAP measures included herein are revenue, gross margin, operating income (loss), net income (loss) and net income (loss) per share.  Management believes that each of these non-GAAP measures is useful to investors for the following reasons:

•                  Revenue – SunPower’s non-GAAP revenue includes a purchase accounting fair value adjustment to deferred revenue in accordance with EITF 03-01.  This results in elimination of revenue that would have been recognized by the  subsidiary SunPower Corporation, Systems (formerly known as PowerLight Corporation) had SunPower not acquired it.  Management believes this non-GAAP measure is useful to investors because it shows the revenue that would have been reflected in our Systems segment absent the effect of purchase accounting.  In addition, management uses this metric to assess the business and financial performance of the company and as one element in determining employees’ incentive compensation.

•                  Gross Margin – SunPower’s non-GAAP gross margin excludes the effects of purchase accounting fair value adjustment to deferred revenue, amortization of acquired intangible assets and stock-based compensation charges.  Management believes this non-GAAP measure is useful to investors because it shows the company’s gross margin across different reporting periods on a consistent basis, independent of stock-based compensation expenses and the effects of purchase accounting.  This non-GAAP measure reflects the impact of fluctuations in average selling prices, capacity utilization, yields and changes in raw material costs. In addition, management uses this metric to assess the business and financial performance of the company and as one element in determining certain employees’ incentive compensation.

•                  Operating Income (Loss) - SunPower’s non-GAAP operating income or loss excludes the effects of purchase accounting fair value adjustment to deferred revenue, amortization of acquired intangible assets and stock-based compensation charges.  Management believes this non-GAAP measure is useful to investors because it shows the company’s operating income or loss across different reporting periods on a consistent basis, independent of stock-based compensation expenses and the effects purchase accounting.   Coupled with the non-GAAP gross margin noted above, this non-GAAP measure reflects the impact of changes in research and development, sales, general and administrative costs excluding the impact of purchase accounting and stock-based compensation.   In addition, management uses this metric to assess the business and financial performance of the company and as one element in determining certain employees’ incentive compensation.

Exhibit 1,

•                  Net Income (Loss) and Net Income (Loss) per share - SunPower’s non-GAAP net income or loss and net income or loss per share excludes items related to stock-based compensation expenses, amortization of acquired intangibles, fair value adjustments to deferred revenue and in-process research and development expenses relating to purchase accounting, impairment of acquisition-related intangibles, and related tax effects.  Management believes this non-GAAP measure is useful to investors because it shows the company’s net income or loss across different reporting periods on a consistent basis, independent of stock-based compensation expenses and the effects purchase accounting.  In addition, management uses this metric to assess the business and financial performance of the company and as one element in determining certain employees’ incentive compensation.

SunPower believes that each of the non-GAAP financial measures described above provides investors with another method for assessing SunPower’s operating results in a manner that is focused on the performance of its ongoing operations. Management also uses these non-GAAP measures internally to assess the business and financial performance of current and historical results, for strategic decision making, forecasting future results and evaluating the company’s current performance. Many of the analysts covering SunPower also use these non-GAAP measures in their analyses. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP results of operations measures to non-GAAP measures” set forth at the end of this release and which should be read together with the preceding financial statements prepared in accordance with GAAP.

These non-GAAP statements of operations measures are important to the company for the reasons noted above and they exclude the following items:

•      Stock-based compensation. Stock-based compensation relates primarily to SunPower stock awards such as stock options and restricted stock. Stock-based compensation is a non-cash expense that varies in amount from period to period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the company’s core performance against the performance of other companies without the variability created by stock-based compensation.

•      Amortization of intangibles, impairment of intangibles, fair value adjustments to deferred revenue and in-process research and development expenses relating to purchase accounting, and related tax effects. These adjustments are acquisition-related charges. Amortization of acquisition-related intangibles relates to purchased technology in acquisitions such as existing technology, patents, brand names and trademarks. Impairment of acquisition-related intangibles relates to the net book value of the PowerLight trade name being written off in its entirety as a result of the change in branding strategy. Fair value adjustment to deferred revenue is an acquisition-related adjustment that results in certain revenues never being recognized under GAAP by either the acquiring company or the company being acquired.  In-process research and development relates to projects in process as of the acquisition date that have not reached technological feasibility and are immediately expensed. These acquisition-related charges are not factored into management’s evaluation of potential acquisitions or its performance after completion of acquisitions, because they are not related to our core operating performance, and the frequency and amount of such charges can vary significantly based on the size and timing of acquisitions and the maturities of the businesses being acquired. Excluding this data provides investors with a basis to compare the company against the performance of other companies without the variability caused by purchase accounting.

Exhibit 1,

SUNPOWER CORPORATION

RECONCILIATIONS OF GAAP MEASURES TO NON-GAAP MEASURES

(Unaudited)

(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:

	THREE MONTHS ENDED			SIX MONTHS ENDED
	Jul. 1,	Apr. 1,	Jul. 2,	Jul. 1,	Jul. 2,
	2007	2007	2006	2007	2006

Total GAAP revenue	$173,766	$142,347	$54,695	$316,113	$96,653
Fair value adjustment to deferred revenue	309	833	—	1,142	—
Total non-GAAP revenue	$174,075	$143,180	$54,695	$317,255	$96,653

GAAP gross margin	$29,792	$32,425	$11,447	$62,217	$17,139
Fair value adjustment to deferred revenue	309	833	—	1,142	—
Amortization of intangible assets	6,687	6,069	1,175	12,756	2,350
Stock-based compensation expense	3,198	2,250	234	5,448	428
Non-GAAP gross margin	$39,986	$41,577	$12,856	$81,563	$19,917

GAAP operating income (loss)	$(13,206)	$(2,457)	$3,874	$(15,663)	$3,189
Fair value adjustment to deferred revenue	309	833	—	1,142	—
Amortization of intangible assets	7,640	6,911	1,175	14,551	2,350
Stock-based compensation expense	13,230	10,603	1,137	23,833	2,549
Purchased in-process research and development	—	9,575	—	9,575	—
Impairment of acquisition-related intangibles	14,068	—	—	14,068	—
Non-GAAP operating income	$22,041	$25,465	$6,186	$47,506	$8,088

GAAP net income (loss)	$(5,345)	$1,240	$5,384	$(4,105)	$5,639
Fair value adjustment to deferred revenue	309	833	—	1,142	—
Amortization of intangible assets	7,640	6,911	1,175	14,551	2,350
Stock-based compensation expense	13,230	10,603	1,137	23,833	2,549
Purchased in-process research and development	—	9,575	—	9,575	—
Impairment of acquisition-related intangibles	14,068	—	—	14,068	—
Tax effect	(10,091)	(5,884)	(162)	(15,975)	(162)
Non-GAAP net income	$19,811	$23,278	$7,534	$43,089	$10,376

NET INCOME PER SHARE:

	THREE MONTHS ENDED			SIX MONTHS ENDED
	July 1,	Apr. 1,	July 2,	July 1,	July 2,
	2007	2007	2006	2007	2006

Basic:
GAAP net income (loss) per share	$(0.07)	$0.02	$0.08	$(0.06)	$0.09
Reconciling items:
Stock-based compensation expense	0.18	0.15	0.02	0.33	0.04
Purchase accounting:
Fair value adjustment to deferred revenue	—	0.01	—	0.01	—
Amortization of intangible assets	0.10	0.09	0.02	0.19	0.04
Purchased in-process research and development	—	0.13	—	0.13	—
Impairment of acquisition-related intangibles	0.18	—	—	0.18	—
Tax effect	(0.13)	(0.08)	—	(0.20)	—

Non-GAAP net income per share	$0.26	$0.32	$0.12	$0.58	$0.17

Diluted:
GAAP net income (loss) per share	$(0.07)	$0.02	$0.08	$(0.06)	$0.08
Reconciling items:
Stock-based compensation expenses	0.17	0.12	0.01	0.30	0.03
Purchase accounting:
Fair value adjustment to deferred revenue	—	0.01	—	0.01	—
Amortization of intangible assets	0.10	0.09	0.02	0.19	0.04
Purchased in-process research and development	—	0.12	—	0.12	—
Impairment of acquisition-related intangibles	0.18	—	—	0.18	—
Tax effect	(0.13)	(0.07)	—	(0.20)	—

Non-GAAP net income per share	$0.25	$0.29	$0.11	$0.54	$0.15

Shares used in calculation of GAAP net income (loss) per share:
-Basic	75,123	73,732	64,040	74,428	62,583
-Diluted	75,123	79,126	69,408	74,428	68,172

Shares used in calculation of non-GAAP net income per share:
-Basic	75,123	73,732	64,040	74,428	62,583
-Diluted	79,843	79,126	69,408	79,485	68,172